Filed Pursuant to Rule 424(b)(2)
File No. 333-159738

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated January 6, 2011

PRICING SUPPLEMENT No. 56 dated January     , 2011

(To Product Supplement No. 1 dated April 23, 2010,

Prospectus Supplement dated April 23, 2010

and Prospectus dated June 4, 2009)

Wells Fargo & Company Medium-Term Notes, Series K Equity Linked Securities Upside Participation And Fixed Percentage Buffered Downside

Access Securities Notes Linked to the S&P 500® Index due January 30, 2015

■  Linked to the S&P 500® Index

■   Contingent minimum return of 18% to 22% of the original offering price per note so long as the ending level is greater than or equal to the starting level

■  100% participation in the upside performance of the S&P 500 Index above the contingent minimum return

■   Protection against a decline in the S&P 500 Index as long as the ending level has not declined by more than 10% from the starting level

■   1-to-1 downside exposure to decreases in the level of the S&P 500 Index in excess of 10%

■  Term of approximately 4 years

■  No periodic interest payments

■  May receive less, and possibly 90% less, than the original offering price

Investing in the notes involves risks. See “Risk Factors” on page PRS-6.

The notes are unsecured obligations of Wells Fargo and all payments on the notes are subject to the credit risk of Wells Fargo. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	100.00%	2.75%	97.25%
Total

(1)

In addition to the agent discount, the original offering price specified above includes structuring and development costs. If the notes were priced today, the agent discount and structuring and development costs would total approximately $45.00 per $1,000 note. The actual agent discount and structuring and development costs will be set forth in the final pricing supplement when the final terms of the notes are determined. In no event will the agent discount and structuring and development costs exceed $60.00 per $1,000 note. See “Plan of Distribution” in the accompanying prospectus supplement for further information including information regarding how we may hedge our obligations under the notes.

Wells Fargo Securities

Access Securities Notes Linked to the S&P 500® Index due January 30, 2015

Investment Description

The Notes Linked to the S&P 500® Index due January 30, 2015 are senior unsecured debt securities of Wells Fargo & Company that provide (i) the possibility of a contingent minimum return within the range of 18% to 22% of the original offering price per note so long as the ending level of the S&P 500 Index (the “Index”) is not less than the starting level, (ii) the possibility of a return greater than the contingent minimum return if the ending level is greater than the starting level by more than the contingent minimum return and (iii) exposure to decreases in the level of the Index if and to the extent the ending level declines by more than 10% from the starting level, in each case subject to the credit risk of Wells Fargo. If the ending level declines by more than 10% from the starting level, you will receive less, and possibly 90% less, than the original offering price of your notes.

The Index is an equity index that is intended provide an indication of the pattern of movement in the large capitalization segment of the United States equity market.

You should read this pricing supplement together with the accompanying product supplement no. 1 dated April 23, 2010, prospectus supplement dated April 23, 2010 and prospectus dated June 4, 2009 for additional information about the notes. Information included in this pricing supplement supersedes information in the accompanying product supplement, prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the accompanying product supplement.

Investor Considerations

We have designed the notes for investors who:

¡	seek exposure to the upside performance of the Index by:

☐	participating 100% in any increase in the ending level over the starting level with a contingent minimum return within the range of 18% to 22% of the original offering price per note; and

☐	protecting against any decline in the Index, as long as the ending level has not declined by more than 10% from the starting level;

¡	understand that if any decline in the ending level is more than 10% of the starting level, they will receive less, and possibly 90% less, than the original offering price of the notes;

¡	do not seek current income; and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect the level of the Index to decrease by more than 10% from its starting level;

¡	seek a greater contingent minimum return;

¡	seek full return of the original offering price of the notes at stated maturity;

¡	seek current income;

¡	are unwilling to accept exposure to the equity markets;

¡	seek exposure to the Index but are unwilling to accept the risk/return trade-offs inherent in the payment at stated maturity for the notes;

¡	are unwilling to accept the credit risk of Wells Fargo to obtain exposure to the Index generally, or to the exposure to the Index that the notes provide specifically; and

¡	prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500®,” and “500®” are trademarks of Standard & Poor’s and have been licensed for use by us. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the notes.

PRS-2

Access Securities Notes Linked to the S&P 500® Index due January 30, 2015

Terms of the Notes

Market Measure:	S&P 500 Index (the “Index”)

Pricing Date:	January 25, 2011*

Issue Date:	January 31, 2011*

The “redemption amount” per note will equal:

• If the ending level is greater than or equal to the starting level: the original offering price per note plus the greater of:

(i)     the contingent minimum return; and

(ii)	[	original offering price per note	x	[	ending level – starting level starting level	]	x participation rate	]	; and

Redemption Amount:

• If the ending level is less than the starting level, but greater than or equal to the threshold level: the original offering price per note; or

• If the ending level is less than the threshold level: the original offering price per note minus:

	[	original offering price per note x	threshold level – ending level starting level	]

If the ending level is less than the threshold level, you will receive less, and possibly 90% less, than the original offering price of your notes.

Stated Maturity Date:	January 30, 2015*, subject to postponement if a market disruption event occurs or is continuing.

Starting Level:

                    , the closing level of the Index on the pricing date.

The “closing level” of the Index on any trading day means the official closing level of the Index as reported by the index sponsor on such trading day.

Ending Level:	The “ending level” will be the closing level of the Index on the calculation day.

Contingent Minimum Return:	The contingent minimum return will be determined on the pricing date and will be within the range of 18% to 22% of the original offering price per note ($180 to $220 per $1,000 note) so long as the ending level is not less than the starting level. References in this pricing supplement to a “$1,000 note” are to a note with an original offering price of $1,000.

*	To the extent that we make any change to the expected pricing date or expected issue date, the calculation day and the stated maturity date may also be changed in our discretion to ensure that the term of the notes remains the same.

PRS-3

Access Securities Notes Linked to the S&P 500® Index due January 30, 2015

Terms of the Notes (Continued)

Threshold Level:	, which is equal to 90% of the starting level.

Participation Rate:	100%

Calculation Day:	January 23, 2015* or, if such day is not a trading day, the next succeeding trading day. The calculation day is subject to postponement due to the occurrence of a market disruption event.

Calculation Agent:	Wells Fargo Securities, LLC

Tax Consequences:

The United States federal income tax consequences of your investment in the notes are uncertain. The discussion below supplements the discussion under “United States Federal Income Tax Considerations” in the accompanying product supplement and is subject to the limitations and exceptions set forth therein.

The terms of the notes require you and Wells Fargo (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to characterize and treat a note as a pre-paid derivative contract with respect to the Index. If the notes are so characterized and treated (and such characterization and treatment is respected by the Internal Revenue Service), you should generally recognize capital gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference between the amount you receive at such time and the price you paid for them. Such gain or loss should generally be long-term capital gain or loss if you held your notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to characterize and treat your notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the notes, it is possible that your notes could alternatively be treated for tax purposes in the manner described under “United States Federal Income Tax Considerations – Alternative Treatments” on page PS-19 of the product supplement.

The Internal Revenue Service has released a notice that may affect the taxation of holders of the notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, if issued, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

*	To the extent that we make any change to the expected pricing date or expected issue date, the calculation day and the stated maturity date may also be changed in our discretion to ensure that the term of the notes remains the same.

PRS-4

Access Securities Notes Linked to the S&P 500® Index due January 30, 2015

Terms of the Notes (Continued)

Backup Withholding and Information Reporting. Please see the discussion under “United States Federal Income Tax Considerations – Information Reporting and Backup Withholding” in the accompanying product supplement for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes. In addition, pursuant to recently enacted legislation, certain payments in respect of the notes made to corporate United States holders after December 31, 2011 may be subject to information reporting and backup withholding.

You are urged to read the more detailed discussion in “United States Federal Income Tax Considerations” on page PS-19 of the product supplement and to consult your own tax advisor.

Agent:	Wells Fargo Securities, LLC. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of 2.75% of the original offering price of the notes. Such securities dealers may include Wells Fargo Advisors, LLC, one of our affiliates.

Denominations:	$1,000 and any integral multiple of $1,000

CUSIP:	94986RCQ2

PRS-5

Access Securities Notes Linked to the S&P 500® Index due January 30, 2015

Risk Factors

If The Ending Level Is Less Than The Threshold Level, You Will Receive Less, And Possibly 90% Less, Than The Original Offering Price Of Your Notes.

If the ending level is less than the threshold level, the redemption amount that you receive at stated maturity will be reduced by an amount equal to the decline in the level of the Index in excess of the threshold level (expressed as a percentage of the starting level). The threshold level is 90% of the starting level. As a result, you may receive less, and possibly 90% less, than the original offering price per note even if the value of the Index is greater than or equal to the starting level or threshold level at certain times during the term of the notes.

Your investment in the notes involves risks. The risks set forth below are discussed more fully in the accompanying product supplement.

•	Your Investment May Result In A Loss.

•	Your Yield May Be Lower Than The Yield On Other Debt Securities Of Comparable Maturity.

•	The Notes Are Subject To The Credit Risk Of Wells Fargo.

•	No Periodic Interest Will Be Paid On The Notes.

•

The Inclusion Of The Agent Discount Or Commission And Structuring And Development Costs In The Original Offering Price Of The Notes And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

•	The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•	We Do Not Expect A Trading Market For The Notes To Develop.

•	Your Return On The Notes Could Be Less Than If You Owned Securities Included In A Market Measure.

•	Historical Values Of A Market Measure Should Not Be Taken As An Indication Of The Future Performance Of Such Market Measure During The Term Of The Notes.

•	Changes That Affect A Market Measure May Affect The Value Of The Notes And The Amount You Will Receive At Stated Maturity.

•	We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In A Market Measure.

•	We And Our Affiliates Have No Affiliation With Any Index Sponsor And Are Not Responsible For Its Public Disclosure Of Information.

•	The Calculation Agent Can Postpone The Stated Maturity Date If A Market Disruption Event Occurs.

•	Research Reports And Other Transactions May Create Conflicts Of Interest Between You And Us.

•	Potential Conflicts Of Interest Could Arise.

•	Trading And Other Transactions By Us Or Our Affiliates Could Affect The Level Of A Market Measure, Prices Of Securities Included In A Market Measure Or The Value Of The Notes.

•	Significant Aspects Of The Tax Treatment Of The Notes Are Uncertain.

PRS-6

Access Securities Notes Linked to the S&P 500® Index due January 30, 2015

Determining Payment at Stated Maturity

On the stated maturity date, you will receive a cash payment per $1,000 note (the redemption amount) calculated as follows:

Hypothetical Payout Profile

The following profile is based on a hypothetical contingent minimum return of 20% or $200 per $1,000 note (the midpoint of the specified range for the contingent minimum return), a participation rate of 100% and a threshold level equal to 90% of the starting level. This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual ending level and the term of your investment.

PRS-7

Access Securities Notes Linked to the S&P 500® Index due January 30, 2015

Hypothetical Payments at Stated Maturity

Set forth below are four examples of payment at stated maturity calculations (rounded to two decimal places), reflecting a hypothetical contingent minimum return of 20% or $200 per $1,000 note (the midpoint of the specified range for the contingent minimum return) and assuming hypothetical starting levels and ending levels as indicated in the examples.

Example 1. Redemption amount reflects a return equal to the contingent minimum return:

Hypothetical starting level: 1271.87

Hypothetical ending level: 1400.00

Since the hypothetical ending level is greater than the hypothetical starting level, but not by more than 20%, the redemption amount would equal $1,000 plus the contingent minimum return.

On the stated maturity date you would receive $1,200.00 per $1,000 note.

Example 2. Redemption amount reflects a return greater than the contingent minimum return:

Hypothetical starting level: 1271.87

Hypothetical ending level: 1650.00

Since the hypothetical ending level is greater than the hypothetical starting level by more than 20%, the redemption amount would equal:

$1,000 +	$1,000	x	1650.00 – 1271.87	x 100%	= $	1,297.30
1271.87

On the stated maturity date you would receive $1,297.30 per $1,000 note.

PRS-8

Access Securities Notes Linked to the S&P 500® Index due January 30, 2015

Hypothetical Payments at Stated Maturity (Continued)

Example 3. Redemption amount is equal to the original offering price:

Hypothetical starting level: 1271.87

Hypothetical ending level: 1200.00

Hypothetical threshold level: 1144.68, which is 90% of the hypothetical starting level.

Since the hypothetical ending level is less than the hypothetical starting level, but not by more than 10%, you would not lose any of the original offering price of your notes.

On the stated maturity date you would receive $1,000 per $1,000 note.

Example 4. Redemption amount is less than the original offering price:

Hypothetical starting level: 1271.87

Hypothetical ending level: 1000.00

Hypothetical threshold level: 1144.68, which is 90% of the hypothetical starting level.

Since the hypothetical ending level is less than the hypothetical starting level by more than 10%, you would lose a portion of the original offering price of your notes and receive the redemption amount equal to:

$1,000 –	$1,000	x	1144.68 – 1000.00	= $	886.25
1271.87

On the stated maturity date you would receive $886.25 per $1,000 note.

To the extent that the starting level, ending level and the contingent minimum return differ from the levels assumed above, the results indicated above would be different.

PRS-9

Access Securities Notes Linked to the S&P 500® Index due January 30, 2015

Hypothetical Returns

The following table illustrates, for a hypothetical contingent minimum return of 20% or $200 per $1,000 note (the midpoint of the specified range of the contingent minimum return) and a range of hypothetical ending levels of the Index:

•	the hypothetical percentage change from the hypothetical starting level to the hypothetical ending level;

•	the hypothetical redemption amount payable at stated maturity per $1,000 note;

•	the hypothetical total pre-tax rate of return; and

•	the hypothetical pre-tax annualized rate of return.

Hypothetical ending level	Hypothetical percentage change from the hypothetical starting level to the hypothetical ending level	Hypothetical redemption amount payable at stated maturity per $1,000 note	Hypothetical pre-tax total rate of return	Hypothetical pre-tax annualized rate of return(1)
1907.81	50.00%	$1,500.00	50.00%	10.40%
1780.62	40.00%	$1,400.00	40.00%	8.59%
1653.43	30.00%	$1,300.00	30.00%	6.67%
1538.96	21.00%	$1,210.00	21.00%	4.82%
1526.24	20.00%	$1,200.00	20.00%	4.61%
1399.06	10.00%	$1,200.00	20.00%	4.61%
1335.46	5.00%	$1,200.00	20.00%	4.61%
1271.87(2)	0.00%	$1,200.00	20.00%	4.61%
1208.28	-5.00%	$1,000.00	0.00%	0.00%
1144.68	-10.00%	$1,000.00	0.00%	0.00%
1131.96	-11.00%	$ 990.00	-1.00%	-0.25%
1017.50	-20.00%	$ 900.00	-10.00%	-2.62%
890.31	-30.00%	$ 800.00	-20.00%	-5.50%
763.12	-40.00%	$ 700.00	-30.00%	-8.72%
635.94	-50.00%	$ 600.00	-40.00%	-12.37%

(1)	The annualized rates of return are calculated on a semi-annual bond equivalent basis.
(2)	The hypothetical starting level. The actual starting level will be determined on the pricing date.

The above figures are for purposes of illustration only. The actual amount you receive at stated maturity and the resulting pre-tax rates of return will depend on the actual starting level, ending level and contingent minimum return.

PRS-10

Access Securities Notes Linked to the S&P 500® Index due January 30, 2015

The S&P 500 Index

The Index is an equity index that is intended to provide an indication of the pattern of movement in the large capitalization segment of the United States equity market. See “The S&P 500 Index” in Annex A to the accompanying product supplement for information about the S&P 500 Index. Wells Fargo & Company is one of the companies currently included in the S&P 500 Index.

We obtained the closing levels listed below from Bloomberg Financial Markets (“Bloomberg”). You can obtain the level of the S&P 500 Index at any time from Bloomberg under the symbol “SPX” or from the Standard & Poor’s website at www.standardandpoors.com. We make no representation or the warranty as to the accuracy or completeness of the information obtained from these sources. No information contained on the Standard & Poor’s website is incorporated by reference into this pricing supplement.

The following graph sets forth daily closing levels of the S&P 500 Index for the period from January 1, 2000 to January 3, 2011. The closing level on January 3, 2011 was 1271.87.

PRS-11

Access Securities Notes Linked to the S&P 500® Index due January 30, 2015

The S&P 500 Index (Continued)

The following table sets forth the high and low closing levels, as well as end-of-period closing levels, of the S&P 500 Index for each quarter in the period from January 1, 2000 through December 31, 2010 and for January 3, 2011.

	High	Low	Period-End
2000
First Quarter	1527.46	1333.36	1498.58
Second Quarter	1516.35	1356.56	1454.60
Third Quarter	1520.77	1419.89	1436.51
Fourth Quarter	1436.28	1264.74	1320.28
2001
First Quarter	1373.73	1117.58	1160.33
Second Quarter	1312.83	1103.25	1224.42
Third Quarter	1236.72	965.80	1040.94
Fourth Quarter	1170.35	1038.55	1148.08
2002
First Quarter	1172.51	1080.17	1147.39
Second Quarter	1146.54	973.53	989.82
Third Quarter	989.03	797.70	815.28
Fourth Quarter	938.87	776.76	879.82
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1011.66	858.48	974.50
Third Quarter	1039.58	965.46	995.97
Fourth Quarter	1111.92	1018.22	1111.92
2004
First Quarter	1157.76	1091.33	1126.21
Second Quarter	1150.57	1084.10	1140.84
Third Quarter	1129.30	1063.23	1114.58
Fourth Quarter	1213.55	1094.81	1211.92
2005
First Quarter	1225.31	1163.75	1180.59
Second Quarter	1216.96	1137.50	1191.33
Third Quarter	1245.04	1194.44	1228.81
Fourth Quarter	1272.74	1176.84	1248.29
2006
First Quarter	1307.25	1254.78	1294.83
Second Quarter	1325.76	1223.69	1270.20
Third Quarter	1339.15	1234.49	1335.85
Fourth Quarter	1427.09	1331.32	1418.30
2007
First Quarter	1459.68	1374.12	1420.86
Second Quarter	1539.18	1424.55	1503.35
Third Quarter	1553.08	1406.70	1526.75
Fourth Quarter	1565.15	1407.22	1468.36
2008
First Quarter	1447.16	1273.37	1322.70
Second Quarter	1426.63	1278.38	1280.00
Third Quarter	1305.32	1106.39	1166.36
Fourth Quarter	1161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1071.66	879.13	1057.08
Fourth Quarter	1127.78	1025.21	1115.10
2010
First Quarter	1174.17	1056.74	1169.43
Second Quarter	1217.28	1030.71	1030.71
Third Quarter	1148.67	1022.58	1141.20
Fourth Quarter	1259.78	1137.03	1257.64
2011
January 3, 2011	1271.87	1271.87	1271.87

PRS-12